UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ENTRX CORPORATION

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

591142194

(CUSIP Number)

Peter L. Hauser

16913 Kings Court

Lakeville, MN  55044

Phone: (612) 270-9664

With a copy to:

Roger H. Frommelt, Esq.

Felhaber, Larson, Fenlon & Vogt, P. A.

220 South Sixth Street, Suite 2200

Minneapolis, MN 55402

Phone: (612) 339-6321

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591142194

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter L. Hauser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 762,075

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 762,075

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 762,075

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock, $.10 par value, of Entrx Corporation, a Delaware corporation (“Entrx”). The address of Entrx Corporation’s principal executive offices is 800 Nicollet Mall, Suite 2690, Minneapolis, MN  55402.

Item 2.	Identity and Background

This Schedule 13D is being filed by Peter L. Hauser.  Mr. Hauser’s residence address is 16913 Kings Court, Lakeville, MN  55044. Mr. Hauser is a private investor.

Mr. Hauser has not, during the last five years, been (i)convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Hauser is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
All shares beneficially owned by Mr. Hauser were acquired with personal funds.
Item 4.	Purpose of Transaction
The shares of Entrx Common Stock subject to this Statement are held by Mr. Hauser solely for investment purposes.

Although Mr. Hauser has not formulated any definitive plans, he may from time to time acquire, or dispose of, common stock and/or other securities of Entrx Corporation if and when he deems it appropriate. Mr. Hauser may formulate other purposes, plans or proposals relating to any of such securities of Entrx Corporation to the extent deemed advisable in light of market conditions, investment policies and other factors. Mr. Hauser became the chief executive officer and a member of the Board of Directors of Entrx Corporation at a meeting of the Board of Directors held on October 15, 2004, replacing Wayne W. Mills.  At that time, the Board of Directors authorized the issuance of 400,000 shares of the common stock of Entrx Corporation to Mr. Hauser at $0.50 per share.  At the same meeting, the independent members of the Board of Directors, who constituted a majority of the members of the Compensation Committee and the Stock Option Committee, granted options to Mr. Hauser to purchase 200,000 shares of Entrx Corporation common stock at $0.50 per share, first exercisable as to 50,000 shares on October 15, 2005. Except as indicated in this Statement, Mr. Hauser has no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs(a)through(j)of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

a.- b.       Mr. Hauser owns 762,075 shares of Entrx Corporation’s common stock.  As of the beginning of business as October 15, 2004, 7,244,215 shares of Entrx Corporation’s common stock were issued and outstanding.  With the acquisition of 400,000 shares of the authorized but previously unissued shares of Entrx Corporation by Mr. Hauser on October 15, 2004, the total number of shares outstanding was 7,644,215.  Mr. Hauser also owns a warrant to purchase 50,000 shares of Entrx Corporation's common stock at $0.50, which is currently exercisable, and an option to purchase 200,000 shares of Entrx Corporation's common stock at $0.50, which becomes exercisable in part on October 15, 2005. Including the warrant to purchase 50,000 shares, but not the option for 200,000 shares, Mr. Hauser owns 9.9% of the outstanding shares.

c. Transactions within the last 60 days

Peter L. Hauser acquired 400,000 shares of Entrx Corporation’s authored but previously unissued shares of common stock from Entrx Corporation on October 15, 2004, at $0.50 per share. On October 15, 2004, Mr. Hauser was also granted an option to purchase 200,000 shares of Entrx Corporation's common stock at $0.50 per share, first exercisable as to 50,000 shares on October 15, 2005, and as to 50,000 shares on each of the next three anniversary dates.

d. Not applicable.
e. Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Hauser does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Entrx Corporation, including but not limited to transfer or voting of securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the given or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 21 2004
Date
/s/ Peter L. Hauser
Signature
Peter L. Hauser
Name/Title